UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13D Under the Securities Exchange Act of 1934
(Amendment No. 4)*

TELECOM ARGENTINA S.A.
(Name of Issuer)

Class B Ordinary Shares
(Title of Class of Securities)

879273209
(CUSIP Number)

Antonino Cusimano Telecom Italia S.p.A. Piazza degli Affari, 2 20123 Milan - Italy +39 06 3688 1
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to: Jeffrey M. Oakes, Esq. Davis Polk & Wardwell LLP 99 Gresham Street London EC2V 7NG, United Kingdom Tel. No. + 44 20 7418 1386 March 6, 2013
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box.  ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Telecom Italia S.p.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 52,366,2421
	9 .	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 52,366,2421
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,366,242
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%
14.	Type of Reporting Person (See Instructions) HC, CO

1 Telecom Italia S.p.A., together with Telecom Italia International N.V., exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora Telecomunicaciones S.A. (“Sofora”), TAR (as defined below) and other subsidiaries.

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Telecom Italia International N.V.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) (See Instructions)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER
	8.	SHARED VOTING POWER 52,366,2422
	9.	SOLE DISPOSITIVE POWER
	10.	SHARED DISPOSITIVE POWER 52,366,2422
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 52,366,242
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.86%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

2 Telecom Italia International N.V., together with Telecom Italia S.p.A.,  exercises its rights over the Shares (as defined in Item 1. below) indirectly through Sofora, TAR (as defined below) and other subsidiaries.

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Sofora Telecomunicaciones S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,832,4083
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 36,832,4083
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

3 Sofora Telecomunicaciones S.A. exercises its rights over the Shares (as defined in Item 1. below) through its participation in Nortel Inversora S.A. (“Nortel”).

CUSIP No. 879273209
1.	NAME OF REPORTING PERSONS. Nortel Inversora S.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
	(a)	☒
	(b)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Argentina
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 36,832,408
	8.	SHARED VOTING POWER
	9.	SOLE DISPOSITIVE POWER 36,832,408
	10.	SHARED DISPOSITIVE POWER
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 36,832,408
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.64%
14.	TYPE OF REPORTING PERSON (See Instructions) HC, CO

Item 1.  Security and Issuer

Telecom Italia S.p.A. (“TI”) hereby amends and supplements its report on Schedule 13D, as filed on October 22, 2010 and amended on March 10, 2011, October 31, 2011 and March 29, 2012 (the “Schedule 13D”) with respect to the Class B shares, P$1.00 par value per share (the “Shares”), of Telecom Argentina S.A., an Argentinean corporation (the “Issuer”), a portion of which is represented by American Depositary Shares which are traded on the New York Stock Exchange (the “NYSE”).  The principal executive offices of the Issuer are located at Alicia Moreau de Justo 50, 10th floor, 1107 Buenos Aires, Argentina.  Unless otherwise indicated, capitalized terms used in this Amendment No. 4 (the “Amendment”), but not defined herein, shall have the meaning assigned to such term in the Schedule 13D.

Item 4.  Purpose of Transaction

Tierra Argentea S.A. (“TAR”), an Argentinean corporation, is the owner of 15,533,834 Shares. In addition, TAR owns 2,351,752 American Depositary Shares, representing 117,588 class B preferred shares, without voting rights, of Nortel (the “Nortel Preferred Shares”). Telecom Italia International N.V. (“TII”) holds 90.91% of the shares of TAR and TI holds the remaining 9.09%.

On March 6, 2013, TAR entered into a prepayment and waiver agreement in relation to the Credit Agreement (the “Prepayment and Waiver Agreement”) with BBVA Banco Francés S.A., as arranger, agent and lender under the Credit Agreement, pursuant to which TAR agreed to make an optional pre-payment of P$257,300,000 of the outstanding principal amount of P$ 312,464,000 under the Credit Agreement (the “Prepayment”). In consideration of the Prepayment, BBVA Banco Francés S.A. agreed to certain waivers and releases in connection with the Credit Agreement and, in particular, to discharge and release the share pledges TAR entered into pursuant to the security arrangements under the Credit Agreement. As a result of these releases, 15,533,834 Shares and 2,351,752 of the Nortel American Depositary Shares have been released. The 15,533,834 Shares represent 29.66% of the total Shares directly and indirectly controlled by TI and TII. The Prepayment and Waiver Agreement is attached hereto as Exhibit 1.

As disclosed previously, TI, TII or one of their subsidiaries or affiliates may at any time, if and when opportunities arise, make further purchases of equity interests in Sofora, Nortel or the Issuer through open market or privately negotiated transactions or otherwise, which may further increase their direct or indirect stake in the Issuer.

Except as set forth herein and in the Schedule 13D, none of TI, TII, Sofora or Nortel has any plan or proposals that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 7.  Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended to add the following exhibit:

Exhibit 1: Prepayment and waiver agreement dated March 6, 2013 entered into between  Tierra Argentea S.A. and BBVA Banco Francés S.A., as arranger, agent and lender under the Credit Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 7, 2013
Date

/s/ Riccardo Amerigo Pettazzi
Signature

Riccardo Amerigo Pettazzi Head of Corporate Affairs TELECOM ITALIA S.P.A.

March 7, 2013
Date

/s/ Francesco Saverio Lobianco
Signature

Francesco Saverio Lobianco Chief Executive Officer TELECOM ITALIA INTERNATIONAL N.V.

March 7, 2013
Date

/s/ Ciro Di Cecio
Signature

Ciro Di Cecio Chairman of the Board of Directors SOFORA TELECOMUNICACIONES S.A.

March 7, 2013
Date

/s/ Patrizio Graziani
Signature

Patrizio Graziani Chairman of the Board of Directors NORTEL INVERSORA S.A